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SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A Company, Inc. / optiver US, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. Randolph Street, Suite 1300
(No. and Street)

Chicago, Illinois 60601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive, Chicago, Illinois 60601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/3 KW

OATH OR AFFIRMATION

I, Amy C. Shelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE S. SCHREMSER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 30, 2015

[signature]
Signature

CFO
Title

Julie S. Schremser
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US LLC

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Member
Optiver US LLC:

We have audited the accompanying statement of financial condition of Optiver US LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our· audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optiver US LLC as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2012

OPTIVER US LLC

Statement of Financial Condition

December 31, 2011

(In thousands)

Assets		
Cash	$	278
Securities owned, at fair value		377,956
Membership in exchanges, at adjusted cost (fair value $6,953)		6,094
Fixed assets, net of accumulated depreciation ($19,034)		14,690
Other assets		2,890
Total assets	$	401,908
Liabilities and Member's Equity		
Payables to broker-dealers and clearing organizations	$	75,161
Securities sold, not yet purchased, at fair value		155,937
Accounts payable and accrued liabilities		49,252
Due to affiliates		8,215
Total liabilities		288,565
Member's equity		113,343
Total liabilities and member's equity	$	401,908

See accompanying notes to statement of financial condition.

(1) Nature of Business

Optiver US LLC (the Company) was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The Company is an indirect wholly owned subsidiary of Optiver Holding BV through the Company's immediate parent Optiver US Holding LLC (the Parent). The business of the Company is primarily to engage as a market maker and a trader in index options, stocks, stock options, futures, and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

Effective January 1, 2011, the Company's parent created a U.S. limited liability company, Optiver Holding US LLC, and transferred its interest in the Company to the new holding company. Optiver Holding US LLC elected to be taxed as a C Corporation for U.S. income tax purposes. The Company will continue to be a disregarded entity for U.S. tax purposes.

(2) Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

(c) Revenue Recognition

Securities transactions and related commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur.

(d) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(e) Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. Management believes that such impairment in value occurred during 2011, at which time the Company wrote down the cost of its exchange memberships by $11. At December 31, 2011, the fair value of the exchange memberships was $6,953.

(f) Income Taxes

The Company is organized as a single-member limited liability company. The Company has not elected to be treated as a corporation for U.S. tax purposes and is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity and the Parent, which is a limited liability company, treated as a corporation for tax purposes files the U.S. federal and state income tax returns.

(3) Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(In thousands)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Fair value measurements on a recurring basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equities	$ 200,972	—	—	200,972
Options	143,442	—	—	143,442
Futures[(1)]	4,777	—	—	4,777
U.S. Treasuries	33,542	—	—	33,542
Other assets:				
CBOE Shares held for investment	485	—	—	485
Total	$ 383,218	—	—	383,218
Liabilities:				
Securities sold, not yet purchased:				
Equities	$ 23,305	—	—	23,305
Options	132,632	—	—	132,632
Total	$ 155,937	—	—	155,937

(1) Included in payable to broker-dealers and clearing organizations.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011.

(4) Payable to Broker-Dealers and Clearing Organizations

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(In thousands)

(5) Fixed Assets

Equipment and leasehold improvements at December 31, 2011 comprised the following:

Computers	$	12,600
Software		1,681
Office equipment		642
Office furniture		2,656
Artwork		146
Leasehold improvements		15,999
Less accumulated depreciation		(19,034)
Total	$	14,690

(6) Retirement Plan

The Company has a qualified defined contribution plan for the eligible employees. Contributions are made at the discretion of management. All employees are eligible to participate after meeting age and length of service requirements.

(7) Due to and Due from Affiliates

Due to and from affiliates consists of noninterest-bearing transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and due on demand.

(8) Commitments

The Company leases office space under a noncancelable operating lease that expires in April 2018. The lease calls for specified rent increases in future years. Total rent expense is being recorded on the straight-line basis over the term of the lease.

Future minimum lease payments are as follows:

2012	$	577
2013		594
2014		610
2015		627
2016		643
Future payments		882
Total	$	3,933

(9) Contingent Liabilities

The Company is a defendant in a civil action brought by the Commodity Futures Trading Commission (CFTC) that alleges market manipulation and attempted market manipulation in the Company's trading of certain types of energy futures contracts on specified days during a one-month period in early 2007, and

(In thousands)

alleges misleading statements during a telephone call with regulators concerning that trading. Based upon facts available, $14,000 has been reserved for possible penalties and other relief in the CFTC action. The Company is subject to consolidated class actions making similar claims about the Company's trading. Management is of the opinion that there is a valid defense and that the Company will not incur any adverse findings in the civil cases.

(10) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $61,147, which was $57,316 greater than its required net capital of $3,831. The Company's net capital ratio was 0.94 to 1.000.

(11) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income and member's equity as trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equities in futures transactions are recorded as receivable from or payable to broker-dealers and clearing organizations, as applicable.

As a market maker, the Company executes approximately 20,000 to 30,000 trades on a daily basis.

(b) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. The financial instruments include futures, forward, and foreign exchange contracts and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts and options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

(c) Derivative Financial Instruments Used for Purposes Other than Trading

The Company enters into derivative contracts to economically hedge exposures or to modify the characteristics of financial instruments or transactions.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition. Unrealized gains or losses on such derivative contracts are recognized in the statement of income as trading revenues.

(d) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(12) Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

(a) Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

(b) Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(In thousands)

(13) Related-Party Transactions

During the year ended December 31, 2011, the Company distributed certain intellectual property to the Parent. In accordance with the ASC 805, *Business Combinations*, the transfer is reflected in the financial statements as of the beginning of the period. The carrying value of the intellectual property was $0 as of the date of the transfer. The Company subsequently entered into a service agreement with the Parent for the right to utilize this intellectual property for a fee based upon trading volumes. As of December 31, 2011, the Company has a payable to the Parent of $7,759, which is included in due to affiliates in the statement of financial condition.

(14) Income Taxes

The Company is organized as a single-member limited liability company, which is disregarded for federal income tax purposes. The Company's taxable income is reported by its Parent, which is a corporation and there is no tax expense/benefit recorded by the Company. If the Company had been a taxable entity, income tax expense for the year ended December 31, 2011 would have been calculated at the federal tax rate of 35.0% resulting in current federal income tax and state income tax would have been recorded at a rate of 9.5%.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

A disregarded entity does not report its deferred tax assets or liabilities on its financial statements. Rather, the Parent will report any related deferred tax items in its financial statements. If the Company were a stand-alone entity as of December 31, 2011, the deferred tax asset, net of valuation allowance, would be $22,000. Primary components of the deferred tax asset are related to compensation of $12,742, stock positions of $3,620, and fixed assets of $3,043.

(15) Subsequent Events

The Company performed an evaluation of subsequent events through February 28, 2012, the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2011.

KPMG

OPTIVER US LLC

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)